Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:	Radiant Strategies Corp Registration Statement on Form S-1 Filed October 23, 2025

File No. 333-288165

Amendment No. 3

Ladies and Gentlemen:

Radiant Strategies Corp (the “Company”) respectfully submits this letter to follow up on the status of our Registration Statement on Form S-1.

1.	We acknowledge the latest comment letter issued by the Staff of the Securities and Exchange Commission (“SEC”) dated August 22, 2025. In response, the Company filed Amendment No. 2 to Form S-1, together with a correspondence letter addressing each of the Staff’s comments, on August 28, 2025.

2.	We understand that due to the U.S. government shutdown, the SEC Staff may have been unable to respond within the usual review timelines. In the interest of keeping our filing current, the Company subsequently filed Amendment No. 3 to Form S-1 to update our financial statements through July 31, 2025, replacing the stale financial period included in our prior submission.

3.	We kindly request an update regarding the status of the effectiveness of our Registration Statement. We would greatly appreciate it if the Staff could provide a notice of effectiveness at its earliest convenience, if appropriate.

We thank the Staff for their time and continued assistance. Please do not hesitate to contact us should any additional information or clarification be required.

Very truly yours,

/s/ Fooi Chen, Chai
Fooi Chen, Chai
Chief Executive Officer

cc:	Jackson L. Morris